Act: 1933
Section: 5
Rule:
Public Availability: 5/24/2007

07066857

RECD S.E.C.
MAY 2 4 2007
1086

May 24, 2007

NO ACT
PE 5-23-07

Response of the Office of Chief Counsel
Division of Corporation Finance

Verint Systems Inc.
Incoming letter dated May 23, 2007

Based on the facts presented, the Division will not recommend enforcement action to the Commission if Verint Systems Inc. makes the described awards of restricted stock units and deferred stock to its employees without registration under the Securities Act of 1933 in reliance on your opinion as counsel that such awards are not sales within the meaning of Securities Act Section 2(a)(3).

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. This response expresses the Division's position on enforcement action only and does not express a legal position on the question presented.

Sincerely,

Anne Krauskopf

Anne Krauskopf
Senior Special Counsel

PROCESSED
JUN 0 5 2007
THOMSON
FINANCIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2007

Mail Stop 3010

Dennis P. Barsky
Jones Day
222 East 41st Street
New York, New York 10017-6702

Re: Verint Systems Inc.

Dear Mr. Barsky:

In regard to your letter of May 23, 2007, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Carol M. McGee
Deputy Chief Counsel

JONES DAY

222 EAST 41ST STREET • NEW YORK, NEW YORK 10017-6702
TELEPHONE: 212-326-3939 • FACSIMILE: 212-755-7306

RECEIVED
2007 MAY 24 PM 12:05
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

May 23, 2007

Anne M. Krauskopf, Esq.
Senior Special Counsel
Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405

Re: Verint Systems Inc. – Commission File No. 0-49790

On behalf of our client Verint Systems Inc. ("Verint" or the "Company"), we respectfully request that the Staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission ("Commission"), decline to recommend enforcement action to the Commission if Verint makes certain awards of restricted stock units ("RSUs") and deferred stock ("Deferred Stock", and together with the RSUs, "Grants") for no consideration to members of a broad class of non-management employees, as described below, without registration under Section 5 of the Securities Act of 1933, as amended (the "1933 Act"), in reliance upon our opinion as counsel for the Company, based on the facts and analysis set forth herein, that no such registration is required due to the absence of any "offer" or "sale" of these securities within the scope of Section 2(a)(3) of the 1933 Act.

Factual Background

Verint is a publicly-held Delaware corporation, which initially began trading on the NASDAQ Stock Market Inc. ("NASDAQ") in May 2002. Prior to that time, the Company was a wholly-owned subsidiary of Comverse Technology, Inc. ("Comverse"). As of the date of this letter, Comverse still holds approximately 57% of the Company's outstanding common stock. During the period in which the Company was a wholly-owned subsidiary of Comverse, certain Company employees received compensatory options to purchase shares of Comverse common stock as compensation for services rendered to Verint. Since May 2002, no Verint employee has received compensatory awards from Comverse (other than awards in respect of previously awarded stock options that were repriced by Comverse in June 2002). On March 14, 2006, Comverse disclosed that the Comverse Board of Directors had created a special committee (the "Comverse Special Committee"), comprised of independent directors, to review certain matters relating to Comverse's stock option grants, including the accuracy of the stated dates of Comverse option grants and whether Comverse had followed all proper corporate procedures in connection with such grants (the "Comverse Special Committee Inquiry").

On April 17, 2006, Comverse filed a Form 8-K with the Commission disclosing that, while the Comverse Special Committee had not yet completed its work or reached final conclusions, the Comverse Special Committee had reached a preliminary conclusion that the actual accounting measurement dates for certain previously granted options to acquire Comverse common stock differed from the recorded grant dates for such awards. As a result of the Comverse Special Committee Inquiry, on April 17, 2006, the Company filed a Form 8-K with the Commission disclosing that the final outcome of the Comverse Special Committee's review of Comverse's stock option practices might require the Company to incur additional charges in respect of previously recognized option-related expenses relating to Comverse stock options held by the Company employees.[1] On April 17, the Company also disclosed that as a result of the ongoing review by the Comverse Special Committee, and the uncertainty of the impact of such review on the Company's historical financial statements, the Company had filed a Form 12b-25 with the Commission indicating that its Annual Report on Form 10-K for the fiscal year ended January 31, 2006 would not be filed on its due date of April 17, 2006. As a result, the Company decided to suspend use of its registration statement on Form S-8 (File No. 333-120269) (the "S-8") until the Company was able to become current with its reporting obligations under the Securities Exchange Act of 1934, as amended (the "1934 Act).

Some months later, in November 2006, Comverse announced (among other matters) that the Comverse Special Committee had expanded its investigation to cover accounting issues that did not relate to its accounting treatment of employee stock option expense. (See Comverse's Form 8-K filed on November 17, 2006, identifying errors in revenue recognition, the recording of certain deferred tax assets, misclassification of expenses, possible misuse of accounting reserves and understatement of backlog.) As a direct consequence of this development, Verint's Audit Committee commenced its own internal review into certain accounting matters, including accounting reserves, income statement expense reclassification and revenue recognition.

On January 31, 2007, the Company filed a Form 8-K with the Commission disclosing that the Company had received a notification from the NASDAQ Listing and Hearing Review Council that the Company's common stock would be de-listed, effective February 1, 2007, due to the Company's continued inability to timely file reports with the Commission. The Company's common stock was de-listed from NASDAQ effective as

[1] Based on this preliminary conclusion, the Company concluded that its historical financial statements for each of the fiscal years in the five year period ended January 31, 2005 and for the first three quarters of the fiscal year ended January 31, 2006, and any related reports of its independent registered public accounting firm, should no longer be relied upon. In a Form 8-K dated February 23, 2007, the Company disclosed that the non-cash stock-based compensation expense it expects to record in the fiscal years ended January 31, 2007, 2006, and 2005 as a result of stock option dating inaccuracies at Comverse is approximately $0, $31,000, and $64,000, respectively, and is expected to be less than $20 million in the aggregate for all periods. This charge excludes any tax expense or related payments, which the Company continues to review.

of the close of business on February 1, 2007. The Company's common stock is currently quoted in the "Pink Sheets" under the symbol VRNT.PK.

Implementation of Equity-Based Program

In light of the circumstances described above, the Company's Board of Directors has serious concerns regarding the Company's ability to retain employees at all levels of its workforce during what has already been a protracted period of 1934 Act filing delinquency and following the Company's delisting from NASDAQ. In order to retain and motivate employees, the Company is currently using cash awards.[2] However, the Company does not believe that continuing to use cash awards without adding an equity component is feasible nor is it in the best interest of the Company's shareholders because of the large cash outlay that would be required for such a cash-only plan to serve as an effective retention device. In addition, cash awards do not align employee interests with shareholder interests in the way that equity awards do. To address these concerns, the Company proposes to proceed with its normal annual grant of equity awards, which currently consists solely of grants of RSUs and Deferred Stock (in addition to its newly-adopted cash retention plan), in accordance with the terms outlined below. Any equity grants made by the Company to management employees or other employees not satisfying the requirements outlined in this letter would be made only pursuant to an available exemption from the registration requirements of the 1933 Act.

The Material Features of the Program

The Company is proposing to make the Grants to a broad class of U.S. and non-U.S. non-management employees hired by the Company prior to March 27, 2006, the date Verint became delinquent in its 1934 Act reporting obligations.[3] In order to achieve favorable tax treatment for Israeli employees, in Israel the Grants would be made in the form of Deferred Stock. The Grants would be made under the Company's existing 2004 Stock Incentive Plan, a copy of which is annexed hereto as <u>Exhibit A</u> (the "<u>Plan</u>"), as part of the Company's annual equity incentive awards. Although grants under the Plan are typically made in December or January of each year, this year, because of the pendency of this no-action request, the Grants would be made thirty days following the receipt of notification by the Staff that it will not recommend enforcement action to the Commission if the Company makes the Grants as described in this letter. As noted above, the Company's annual equity incentive award program currently consists solely of grants of RSUs and Deferred Stock.

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[2] On February 1, 2007, Verint filed a Form 8-K announcing that the Board of Directors had approved a cash bonus retention program including one bonus to be earned on July 31, 2007 and a second bonus to be earned on January 31, 2008, subject to certain terms and conditions. Verint expects to pay an aggregate of up to $17 million under this program, which is not available to executive officers or directors.

[3] The Company defines "non-management" employees as all employees who do not serve in the capacity as a named executive officer or other executive officer of the Company.

The proposed Grants would be made solely for compensatory purposes as part of the Company's regular annual grant to employees, and would be made to an identified group of non-management employees worldwide. In addition, none of the proposed recipients of this broad-based grant will be an "affiliate" of the Company within the meaning of Rule 405 under the 1933 Act. The proposed recipients of the Grants would be non-management employees resident in the U.S. and some or all of the following foreign countries: Australia, Canada, Germany, Hong Kong, India, Italy, Japan, the Netherlands, Singapore, and the U.K. Of this broad-based grant, approximately 24% would be made to non-management employees in the U.S. and approximately 76% would be made to non-management employees outside of the U.S. Subject to approval by the Compensation Committee of the Company's Board of Directors (which is comprised solely of the independent directors who also constitute the Company's Audit Committee), the proposed Grants would be made under and in accordance with the Plan and would represent approximately 1.7% of the Company's outstanding shares (based on 32,582,728 shares of common stock outstanding at January 31, 2007).

The Grants would be made based on criteria which take into account the recipient's seniority, position and salary. In addition, in an effort to avoid any possibility that a recipient could have negotiated his or her participation in the Grant as a condition of accepting employment, only non-management employees hired by the Company prior to March 27, 2006 would be eligible to participate. Recipients would not be required to surrender any cash, securities or other items of value as a condition to receipt or vesting of the Grants (except as required to comply with applicable tax withholding requirements), nor will they be required to enter into any agreement or covenant, other than a customary restricted stock unit agreement or deferred stock award agreement, which, in either case, do not contain any covenants other than with respect to compliance with applicable securities and tax laws and regulations and the terms of the award itself. A copy of the form of restricted stock unit agreement that the Company proposes to use for the RSU Grants is attached to this letter as Exhibit B. The Deferred Stock Agreements to be used in Israel are substantively equivalent. Vesting would be tied to passage of time and the Awards would vest in at least three installments over a three-year period. However, the award agreements expressly provide that if the Company is not current with its 1934 Act reporting obligations or if the Company's shares of common stock are not listed on one or more established stock exchanges or national market systems (including without limitation NASDAQ) on the applicable vesting date, the Grants would not vest until the later of such events to occur. The Grants would be forfeited if employment is terminated before the applicable vesting date. Under the award agreements, the Company will not deliver the shares underlying the Grants prior to such time as the Company is current with its 1934 Act reporting obligations. In addition, because the Company will treat all securities issued on a "no-sale" basis as "restricted securities" within the meaning of Rule 144 under the 1933 Act, recipients must also agree as a condition to the award that no shares may be sold until the Company has an effective 1933 Act registration statement relating to the underlying shares desired to be sold.

Analysis

As counsel to Verint, based on the facts and analysis set forth herein, it is our legal opinion that the proposed Grants to non-management employees described above do not require registration under the 1933 Act because of the absence of an "offer" or "sale" for purposes of Section 2(a)(3) of the 1933 Act.

Every offer or sale of a security made through the use of the mails or interstate commerce must be registered under the 1933 Act or exempt from such registration. The Commission has previously indicated that stock awarded at no direct cost to "a relatively broad class of employees" does not constitute a "sale" for purposes of Section 2(a)(3) of the Securities Act, as the employees "do not individually bargain to contribute cash or other tangible or definable consideration to such plans."[4] As indicated in the 1980 Release, "[t]he basis for this position generally has been that there is no 'sale' in the 1933 Act sense to employees, since such persons do not individually bargain to contribute cash or other tangible or definable consideration to such plans."[5] The Grants, which will be broad-based, voluntary and non-contributory will be issued under the Plan. The Company believes that, because there will be no giving of "value" by the broad class of participating Verint employees and since the participants will not individually negotiate or bargain to contribute cash or other definable consideration to the Plan, the Grants will not constitute a "sale" of securities or an "offer to sell" securities as such terms are defined in Section 2(a)(3) of the 1933 Act and, therefore, do not require registration under Section 5 of the 1933 Act. As further indicated in the 1980 Release, one of the rationales behind the Staff's position is that registration of bonus stock would "serve little purpose . . . since employees in almost all instances would decide to participate if given the opportunity."[6]

Over the years, the Staff has confirmed its decision not to recommend enforcement action in situations where employer-issuers have made awards of various forms of equity-based compensation to their employees – including but not limited to RSUs and restricted stock – without compliance with the registration provisions of the 1933 Act, based upon the theory that such awards are not sales within the meaning of Section 2(a)(3) of the 1933 Act. See *Goldman Sachs Group, Inc. No-Action Letter, 1998 SEC No-Act. LEXIS 852* (available August 24, 1998).

In *Goldman*, the Staff did not object to an arrangement, similar to the one contemplated by the Company, in which Goldman Sachs proposed to make a large

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[4] See SEC Rel. No. 33-6188 (Feb. 1, 1980 (the "1980 Release")), at Section II.A.5.d.

[5] Id.

[6] Id.

 JONES DAY

equity-based award to its employees in the form of restricted stock units on a "no sale" basis in connection with its initial public offering. We agree with the position taken by Goldman's counsel in the letter that the appropriate focus of the "no-sale" analysis in this area should be on whether the recipient is making an investment decision. As indicated above, the Company is awarding the Grants to a broad group of employees for compensatory purposes and is not requiring any employee to surrender cash, securities or other property in exchange for the award (except as required to comply with applicable tax withholding requirements), nor is the Company requiring any such employee to enter into any agreement or covenant in exchange for the award, other than a customary restricted stock unit agreement or deferred stock award agreement, which, in either case, would not contain any covenants other than with respect to compliance with applicable securities and tax laws and regulations and the terms of the award itself. As a result, no recipient is making an investment decision in receiving the Grants. We do not believe this conclusion is altered by the presence of forfeiture provisions relating to continued employment in the award agreements.[7]

As in the case of the grants addressed in similar no-action letters, and in accordance with the 1980 Release, the Grants will be non-contributory and will be offered to a broad-class of employees who do not individually negotiate or bargain to contribute cash or other definable consideration. (See footnote 84 to the 1980 Release.) As proposed, the Grants would vest solely based on the passage of time and would be made exclusively to a broad-based class of non-management, non-affiliated employees who joined the Company before it became delinquent in its 1934 Act reporting obligations. The recipients of the Grants will not make an investment decision with respect to receipt of the Grants, will not provide any value to the Company in return, and will have no control over vesting (unless he or she were to engage in misconduct leading to termination or chose to leave Verint before the vesting date). Thus, neither the Grants themselves nor the delivery of the underlying shares to employee-recipients upon vesting will be a Section 5 event of sale. Although the Company hopes that these compensatory awards will help it to achieve its critical goal of employee retention during a very difficult period, the Staff's interpretive and no-action letters in this area make clear that an employee's continued service throughout a prescribed vesting period before he or she can realize the economic benefits of a particular award does not constitute a surrender of value to the employer that would transform such broad-based awards into "sales" of the securities underlying the awards within the scope of Section 2(a)(3) of the 1933 Act.

For the foregoing reasons, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Company makes the

[7] See also, MCA Inc. No-Action Letter, 1992 SEC No-Act. LEXIS 678 (avail. May 26, 1992) (registration not required for ADRs issued under voluntary, non contributory bonus plan being offered to a broad class of employees who did not bargain to contribute cash or other definable consideration to the Plan) and Farmers Group, Inc. No-Action Letter, 1995 SEC No-Act. LEXIS 861 (avail. December 1, 1995) (registration not required where the grant was made to broad class of employees who do not individually negotiate or bargain to contribute cash or other definable consideration to the plan).

Grants described herein without registration in reliance on our opinion as counsel based on the facts and analysis set forth herein that the Grants do not involve a "sale" or "offer to sell" for purposes of Section 2(a)(3) of the Securities Act.

In accordance with Securities Act Release No. 33-6269 dated December 5, 1980, we are enclosing herewith seven additional copies of this letter for your information. If you require further information, please call the undersigned at 212-326-3748.

Thank you for your attention to this matter.

Sincerely,

Dennis P. Barsky

Dennis Barsky/DK

CC: Peter Fante, *General Counsel, Verint Systems Inc.*
Carol A. Stacey, *Chief Accountant, Securities and Exchange Commission, Division of Corporation Finance*
Joel Levine, *Associate Chief Accountant, Securities and Exchange Commission, Division of Corporation Finance*
Cathy Dixon, Esq., *Weil, Gotshal & Manges LLP*
Barbara Jacobs, Esq., *Securities and Exchange Commission, Division of Corporation Finance*
Martin Dunn, *Securities and Exchange Commission, Division of Corporation Finance*
David Lynn, *Securities and Exchange Commission, Division of Corporation Finance*

EXHIBIT A

VERINT SYSTEMS INC.
2004 STOCK INCENTIVE COMPENSATION PLAN

1. Purposes of the Plan.

The purposes of the Plan are to assist the Company, its Subsidiaries and Affiliates in attracting and retaining valued Directors, Employees and Consultants, to align their respective interests with stockholders' interests through equity-based compensation and to permit the granting of awards that is intended to constitute performance-based compensation for certain executive officers under Section 162(m) of the Code.

2. Definitions. The following definitions shall apply as used herein and in the individual Award Agreements except as defined otherwise in an individual Award Agreement. In the event a term is separately defined in an individual Award Agreement, such definition shall supercede the definition contained in this Section 2.

2.1 "Affiliate" means any entity other than the Subsidiaries in which the Company has a substantial direct or indirect equity interest, as determined by the Board.

2.2 "Award" means an award of Deferred Stock, Restricted Stock, Restricted Stock Units, Options or SARs under the Plan.

2.3 "Award Agreement" means the agreement evidencing the grant of an Award, including any amendments thereto.

2.4 "Board" means the Board of Directors of the Company.

2.5 "Change in Control" means (i) the Board (or, if approval of the Board is not required as a matter of law, the stockholders of the Company) shall approve (a) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of Common Stock would be converted into cash, securities or other property, other than a merger of the Company in which the holders of Common Stock immediately prior to the merger have the same proportionate ownership of common stock of the surviving corporation immediately after the merger, or (b) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, the assets of the Company or (c) the adoption of any plan or proposal for the liquidation or dissolution of the Company; (ii) any person (as such term is defined in Section 13(d) of the 1934 Act), corporation or other entity other than the Company shall make a tender offer or exchange offer to acquire any Common Stock (or securities convertible into Common Stock) for cash, securities or any other consideration, provided that (a) at least a portion of such securities sought pursuant to the offer in question is acquired and (b) after consummation of such offer, the person, corporation or other entity in question is the "beneficial owner" (as such term is defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of 20% or more of the outstanding shares of Common Stock (calculated as provided in paragraph (d) of such Rule 13d-3 in the case of rights to acquire Common Stock); (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the entire Board ceased for any reason to constitute a majority thereof unless the election, or the nomination for election by the Company's stockholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period; or (iv) the occurrence of any other event the Committee determines shall constitute a "Change in Control" hereunder.

2.6 "Code" means the Internal Revenue Code of 1986, as amended.

2.7 "Committee" means the Board or the committee designated by the Board to administer the Plan under Section 4.

2.8 "Common Stock" means the common stock of the Company, par value $.001 per share, or such other class or kind of shares or other securities resulting from the application of Section 11.

2.9 "Company" means Verint Systems Inc., a Delaware corporation, or any successor corporation.

2.10 "Consultant" means any person (other than an Employee or a Director) who is engaged by the Company, a Subsidiary or an Affiliate to render consulting or advisory services to the Company or such Subsidiary or Affiliate.

2.11 "Continuous Service" means that the provision of services to the Company or a Subsidiary or Affiliate in any capacity of Employee, Director or Consultant is not interrupted or terminated. In jurisdictions requiring notice in advance of an effective termination as an Employee, Director or Consultant, Continuous Service shall be deemed terminated upon the actual cessation of providing services to the Company or a Subsidiary or Affiliate notwithstanding any required notice period that must be fulfilled before a termination as an Employee, Director or Consultant can be effective under applicable labor laws. Unless otherwise set forth in the applicable Award Agreement, Continuous Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Subsidiary or Affiliate, or any successor, in any capacity of Employee, Director or Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Subsidiary or Affiliate in any capacity of Employee, Director or Consultant. An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave. For purposes of each Incentive Stock Option granted under the Plan, if such leave exceeds ninety (90) days, and reemployment upon expiration of such leave is not guaranteed by statute or contract, then the Incentive Stock Option shall be treated as a Non-Qualified Option on the day three (3) months and one (1) day following the expiration of such ninety (90) day period.

2.12 "Deferral Period" means the period during which the receipt of a Deferred Stock Award under Section 6 of the Plan will be deferred.

2.13 "Deferred Stock" means an Award made under Section 6 of the Plan to receive Common Stock at the end of a specified Deferral Period.

2.14 "Director" means each member of the Board who is not an Employee, who does not receive compensation from the Company or any Subsidiary in any capacity other than as a Director and whose membership on the Board is not attributable to any contract between the Company and such Director or any other entity with which such Director is affiliated.

2.15 "Employee" means an officer or other employee of the Company, a Subsidiary or an Affiliate, including a director who is such an employee.

2.16 "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(a) If the Common Stock is listed on one or more established stock exchanges or national market systems, including without limitation The Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, its Fair

Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Common Stock is listed (as determined by the Committee) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal or such other source as the Committee deems reliable;

(b) If the Common Stock is regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such stock as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(c) In the absence of an established market for the Common Stock of the type described in (a) and (b), above, the Fair Market Value thereof shall be determined by the Committee in good faith.

2.17 "Holder" means an individual to whom an Award is made.

2.18 "Hostile Change in Control" means any Change in Control described in Section 2.5(ii) that is not approved or recommended by the Board.

2.19 "Incentive Stock Option" means an Option intended to meet the requirements of an incentive stock option as defined in Section 422 of the Code and designated as an Incentive Stock Option.

2.20 "1934 Act" means the Securities Exchange Act of 1934, as amended.

2.21 "Non-Employee Director" means a person defined in Rule 16b-3(b)(3) promulgated by the Securities and Exchange Commission under the 1934 Act, or any successor definition adopted by the Securities and Exchange Commission.

2.22 "Non-Qualified Option" means an Option not intended to be an Incentive Stock Option, and designated as a Non-Qualified Option.

2.23 "Option" means any stock option granted from time to time under Section 9 of the Plan.

2.24 "Outside Director" means a member of the Board who is an "outside director" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder.

2.25 "Plan" means the Verint Systems Inc. 2004 Stock Incentive Compensation Plan herein set forth, as amended or supplemented from time to time.

2.26 "Restricted Stock" means Common Stock awarded under Section 7 of the Plan.

2.27 "Restricted Stock Units" means an Award which may be settled for shares of Common Stock under Section 8 of the Plan.

2.28 "Restriction Period" means the period during which shares of Restricted Stock or Restricted Stock Units awarded under Sections 7 or 8 of the Plan are subject to forfeiture.

2.29 "Retirement" means retirement from Continuous Service pursuant to the relevant provisions of the applicable pension plan of the applicable entity or as otherwise determined by the Committee.

2.30 "SAR" means a stock appreciation right awarded under Section 10 of the Plan.

2.31 "Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company (or any subsequent parent of the Company) if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

2.32 "Ten Percent Stockholder" means a person who on any given date owns, either directly or indirectly (taking into account the attribution rules contained in Section 424(d) of the Code), stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or a Subsidiary.

3. Eligibility.

Any Director, Employee or Consultant is eligible to receive an Award.

4. Administration and Implementation of Plan.

4.1 The Plan shall be administered by the Committee, which shall have full power to interpret and administer the Plan and full authority to act in selecting the Employees and Consultants to whom Awards will be granted, in determining the type and amount of Awards to be granted to each such Employee or Consultant, the terms and conditions of Awards granted under the Plan and the terms of agreements which will be entered into with Holders.

4.2 With respect to grants of Awards to Directors or Employees who are also officers or Directors of the Company, the Plan shall be administered by (a) the Board or (b) a committee designated by the Board, which committee shall be composed of Non-Employee Directors and constituted in such a manner as to satisfy the applicable laws and to permit such grants and related transactions under the Plan to be exempt from Section 16(b) of the 1934 Act in accordance with Rule 16b-3. The Board or such committee shall have all the powers otherwise specified for the Committee hereunder.

4.3 Grants of Awards to any "covered employee" within the meaning of Section 162(m)(3) of the Code and intended to qualify as performance-based compensation under Section 162(m) of the Code shall be made only by a Committee (or subcommittee of a Committee) which is comprised solely of two or more Outside Directors.

4.4 The Committee's powers shall include, but not be limited to: determining whether, to what extent and under what circumstances an Option may be exchanged for cash, Common Stock, Restricted Stock, Restricted Stock Units, Deferred Stock or some combination thereof; determining whether, to what extent and under what circumstances an Award is made and operates in tandem with other Awards made hereunder; subject to applicable law, determining whether, to what extent and under what circumstances Common Stock or cash payable with respect to an Award shall be deferred, either automatically or at the election of the Holder (including the power to add deemed earnings to any such deferral); and granting Awards (other than Incentive Stock Options) that are transferable by the Holder.

4.5 The Committee shall have the power to adopt regulations for carrying out the Plan and to make changes in such regulations, as it shall, from time to time, deem advisable. Any interpretation by the Committee of the terms and provisions of the Plan and the administration thereof, and all action taken by the Committee, shall be final and binding on all Holders.

4.6 The Committee may condition the grant or vesting of any Award or the lapse of any Deferral or Restriction Period (or any combination thereof) upon the Holder's achievement of a Performance Goal that is established by the Committee before the grant of the Award. For this purpose, a "Performance Goal" shall mean a goal that must be met by the end of a period specified by the Committee (but that is substantially uncertain to be met before the grant of the Award) based upon: (i) the price of Common Stock, (ii) the market share of the Company, its Subsidiaries or Affiliates (or any business unit thereof), (iii) sales by the Company, its Subsidiaries or Affiliates (or any business unit thereof), (iv) earnings per share of Common Stock, (v) pre-tax or net income of the Company, its Subsidiaries or Affiliates (or any business unit thereof), (vi) net revenue, operating income, or cash flow of the Company, its Subsidiaries, or Affiliates (or any business unit thereof), (vii) return on assets, investments or stockholder equity of the Company, or (viii) costs of the Company, its Subsidiaries or Affiliates (or any business unit thereof). An Award that is subject to the achievement of a Performance Goal shall, for the purposes of the Plan, be referred to as a "Performance Based Award." The Committee shall have discretion to determine the specific targets with respect to each of these categories of Performance Goals. Before granting an Award or permitting the lapse of any Deferral or Restriction Period subject to this Section, the Committee shall certify that an individual has satisfied the applicable Performance Goal. In its discretion, the Committee may reduce the amount available to vest, become exercisable or be delivered or paid under any Performance Based Award based on factors it determines appropriate.

5. Shares of Stock Subject to the Plan.

5.1 Subject to adjustment as provided in Section 11, the total number of shares of Common Stock available for Awards under the Plan (including Incentive Stock Options) shall be 3,000,000 shares. In addition, the total number of shares of Common Stock available for Awards under the Plan (including Incentive Stock Options) shall be increased by any shares of Common Stock (up to a maximum of 1,000,000 shares) that are represented by awards under the Company's Stock Incentive Compensation Plan that are forfeited, expire or are cancelled without delivery of the shares or which result in forfeiture of the shares back to the Company on or after July 28, 2004.

5.2 The maximum number of shares of Common Stock subject to all Awards that may be awarded to any Director, Employee, or Consultant shall not exceed 1,000,000 during any calendar year (the "Individual Limit"). Notwithstanding the foregoing, the Individual Limit may be adjusted to reflect the effect on shares of Common Stock of any transaction or event described in Section 11.

5.3 Any shares issued by the Company through the assumption or substitution of outstanding grants from an acquired company shall not (i) reduce the shares available for Awards under the Plan, or (ii) be counted against the Individual Limit. Any shares issued hereunder may consist, in whole or in part, of authorized and unissued shares or treasury shares. If any shares subject to any Award granted hereunder are forfeited or such Award otherwise terminates without the issuance of such shares or the payment of other consideration in lieu of such shares, the shares subject to such Award, to the extent of any such forfeiture or termination, shall again be available for Awards under the Plan.

6. Deferred Stock

An Award of Deferred Stock is an agreement by the Company to deliver to the recipient a specified number of shares of Common Stock at the end of a specified deferral period or periods. Such an Award shall be subject to the following terms and conditions.

6.1 Deferred Stock Awards shall be evidenced by Deferred Stock agreements. Such agreements shall conform to the requirements of the Plan and may contain such other provisions, as the Committee shall deem advisable.

6.2 Upon determination of the number of shares of Deferred Stock to be awarded to a Holder, the Committee shall direct that the same be credited to the Holder's account on the books of the Company but that issuance and delivery of the same shall be deferred until the date or dates provided in Section 6.5 hereof. Prior to issuance and delivery hereunder the Holder shall have no rights as a stockholder with respect to any shares of Deferred Stock credited to the Holder's account.

6.3 Amounts equal to any dividends declared during the Deferral Period with respect to the number of shares covered by a Deferred Stock Award may or may not be paid to the Holder currently, or may or may not be deferred and deemed to be reinvested in additional Deferred Stock, or otherwise reinvested on such terms as are determined at the time of the Award by the Committee, in its sole discretion, and specified in the Deferred Stock agreement.

6.4 The Committee may condition the grant of an Award of Deferred Stock or the expiration of the Deferral Period upon the Holder's achievement of one or more Performance Goal(s) specified in the Deferred Stock agreement. If the Holder fails to achieve the specified Performance Goal(s), either the Committee shall not grant the Deferred Stock Award to such Holder or the Holder shall forfeit the Award and no Common Stock shall be transferred to him pursuant to the Deferred Stock Award. Unless otherwise determined by the Committee at the time of an Award, dividends paid during the Deferral Period on Deferred Stock subject to a Performance Goal shall be reinvested in additional Deferred Stock and the lapse of the Deferral Period for such Deferred Stock shall be subject to the Performance Goal(s) previously established by the Committee. The Deferral Period shall provide a three-year minimum period before a Deferred Stock award shall be fully delivered.

6.5 The Deferred Stock agreement shall specify the duration of the Deferral Period taking into account the cause of the termination of a Holder's Continuous Service (such as death, disability or Retirement). The Deferral Period may consist of one or more installments. The Deferral Period shall be determined by the Committee, in its sole discretion, at the time of grant of an Award. At the end of the Deferral Period or any installment thereof the shares of Deferred Stock applicable to such installment credited to the account of a Holder shall be issued and delivered to the Holder (or, where appropriate, the Holder's legal representative) in accordance with the terms of the Deferred Stock agreement either in book entry format or represented by a stock certificate or certificates.

7. Restricted Stock

An Award of Restricted Stock is a grant by the Company of a specified number of shares of Common Stock to the recipient, which shares are subject to forfeiture upon the happening of specified events. Such an Award shall be subject to the following terms and conditions:

7.1 Restricted Stock shall be evidenced by Restricted Stock agreements. Such agreements shall conform to the requirements of the Plan and may contain such other provisions, as the Committee shall deem advisable.

7.2 Upon determination of the number of shares of Restricted Stock to be granted to the Holder, the Committee shall direct that the shares of Common Stock be registered in the name of and issued to the Holder either in book entry format or represented by a stock certificate or certificates. The certificate(s) (if any) representing such shares shall be legended as to sale, transfer, assignment, pledge or other encumbrances during the Restriction Period and deposited by the Holder, together with a stock power endorsed in blank, with the Company, to be held in escrow during the Restriction Period.

7.3 Unless otherwise determined by the Committee at the time of an Award, during the Restriction Period the Holder shall have the right to receive dividends from and to vote the shares of Restricted Stock.

7.4 The Committee may condition the grant of an Award of Restricted Stock or the expiration of the Restriction Period upon the Holder's achievement of one or more Performance Goal(s) specified in the Restricted Stock agreement. If the Holder fails to achieve the specified Performance Goal(s), either the Committee shall not grant the Restricted Stock to such Holder or the Holder shall forfeit the Award of Restricted Stock and the Common Stock shall be forfeited to the Company. The Restriction Period shall provide a three-year minimum period before a Restricted Stock award shall fully vest.

7.5 The Restricted Stock agreement shall specify the duration of the Restriction Period and the performance, employment or other conditions (including the termination of a Holder's Continuous Service whether due to death, disability, Retirement or other cause) under which the Restricted Stock may be forfeited to the Company. The Restriction Period shall be determined at the discretion of the Committee. At the end of the Restriction Period (unless the Holder elects a longer period for distribution, if permitted by the Committee) the restrictions imposed hereunder shall lapse with respect to the number of shares of Restricted Stock as determined by the Committee, and the legend shall be removed and such number of shares delivered to the Holder (or, where appropriate, the Holder's legal representative). The Committee may, in its sole discretion, modify or accelerate the vesting and delivery of shares of Restricted Stock in certain circumstances including, among others, a Holder's death, disability or a Change in Control.

8. <u>Restricted Stock Units</u>

An Award of Restricted Stock Units is an Award which may be settled for shares of Common Stock. Such an Award shall be subject to the following terms and conditions.

8.1 Restricted Stock Units shall be evidenced by Restricted Stock Unit agreements. Such agreements shall conform to the requirements of the Plan and may contain such other provisions, as the Committee shall deem advisable.

8.2 Upon determination of the number of Restricted Stock Units to be awarded to a Holder, the Committee shall direct that the same be credited to the Holder's account on the books of the Company but the underlying shares of Common Stock shall be delivered only upon vesting of the Restricted Stock Units as provided in Section 8.5 hereof. The Holder shall have no rights as a stockholder with respect to any shares underlying the Restricted Stock Units prior to issuance and delivery of the shares of Common Stock upon vesting of the Restricted Stock Units.

8.3 Amounts equal to any dividends declared with respect to the number of shares of Common Stock covered by an Award of Restricted Stock Units may or may not be paid to the Holder currently, or may or may not be deferred and deemed to be reinvested in additional Restricted Stock Units, or otherwise reinvested on such terms as are determined at the time of the Award by the Committee, in its sole discretion, and specified in the Restricted Stock Unit agreement.

8.4 The Committee may condition the grant of an Award of Restricted Stock Units or the expiration of the Restriction Period upon the Holder's achievement of one or more Performance Goal(s) specified in the Restricted Stock Unit agreement. If the Holder fails to achieve the specified Performance Goal(s), either the Committee shall not grant the Restricted Stock Units to such Holder or the Holder shall forfeit the Award of Restricted Stock Units. The Restriction Period shall provide a three-year minimum period before a Restricted Stock Unit award shall fully vest.

8.5 The Restricted Stock Unit agreement shall specify the duration of the Restriction Period and the performance, employment or other conditions (including the termination of a Holder's Continuous Service whether due to death, disability, Retirement or other cause) under which the Restricted Stock Units may be forfeited to the Company. The Restriction Period shall be determined at the discretion of the Committee. At the end of the Restriction Period the restrictions imposed hereunder shall lapse with respect to the number of Restricted Stock Units as determined by the Committee.

9. Options.

Options give an Employee, Consultant or Director the right to purchase a specified number of shares of Common Stock, Deferred Stock or Restricted Stock (as selected by the Committee) from the Company for a specified time period at a fixed price. Options granted to Employees may be either Incentive Stock Options or Non-Qualified Options. Option granted to Directors and Consultants shall be Non-Qualified Options. The grant of Options shall be subject to the following terms and conditions:

9.1 Options shall be evidenced by Option agreements. Such agreements shall conform to the requirements of the Plan, and may contain such other provisions, as the Committee shall deem advisable.

9.2 The price per share at which Common Stock may be purchased upon exercise of an Option shall be determined by the Committee, but, in the case of grants of Incentive Stock Options, shall be not less than the Fair Market Value of a share of Common Stock on the date of grant. In the case of any Incentive Stock Option granted to a Ten Percent Stockholder, the option price per share shall not be less than 110% of the Fair Market Value of a share of Common Stock on the date of grant. The option price per share for Non-Qualified Options may be less than the Fair Market Value of a share of Common Stock on the date of grant only if granted expressly in lieu of cash compensation, and the option price may be set at a discount of not more than a 15% from the Fair Market Value of a share of Common Stock on the date of grant.

9.3 The Option agreements shall specify when an Option may be exercised and the terms and conditions applicable thereto. The term of an Option shall in no event be greater than ten years (five years in the case of an Incentive Stock Option granted to a Ten Percent Stockholder).

9.4 Each provision of the Plan and each Option agreement relating to an Incentive Stock Option shall be construed so that each Incentive Stock Option shall be an incentive stock option as defined in Section 422 of the Code, and any provisions of the Option agreement thereof that cannot be so construed shall be disregarded. Incentive Stock Options may not be granted to employees of Affiliates.

9.5 No Incentive Stock Option shall be transferable otherwise than by will or the laws of descent and distribution and, during the lifetime of the Holder, shall be exercisable only by the Holder. Upon the death of a Holder, the person to whom the rights have passed by will or by the laws of descent and distribution may exercise an Incentive Stock Option only in accordance with this Section 9. Notwithstanding the foregoing, the Holder may designate a beneficiary of the Holder's Incentive Stock Option in the event of the Holder's death on a beneficiary designation form if such a form is provided by the Committee.

9.6 Except as provided in an Option agreement, the option price of the shares of Common Stock upon the exercise of an Option shall be paid in full at the time of the exercise in cash, in shares of Common Stock valued at Fair Market Value on the date of exercise or a combination of cash and such shares of Common Stock, or through a cashless exercise method; provided, however that shares used for payment must be shares of Common Stock held by the Holder for a period of more than six (6) months. To facilitate the foregoing, the Company may enter into agreements for coordinated procedures with one or more brokerage firms. With the consent of the Committee, payment upon the exercise of a Non-Qualified Option may be made in whole or in part by Restricted Stock (based on the fair market value of the Restricted Stock on the date the Option is exercised, as determined by the Committee). In such case the Common Stock to which the Option relates shall be subject to the same forfeiture restrictions originally imposed on the Restricted Stock exchanged therefor. The Committee may prescribe any other method of payment that it determines to be consistent with applicable law and the purpose of the Plan.

9.7 With the Holder's consent, the Committee may amend any outstanding Option to deliver shares of Deferred Stock or Restricted Stock instead of Common Stock.

9.8 If a Holder's Continuous Service terminates by reason of death, any unexercised Option granted to the Holder shall become immediately exercisable and may thereafter be exercised by the Holder's transferee or legal representative, until one (1) year after such termination of Continuous Service.

9.9 Except as provided in an Option agreement, if a Holder's Continuous Service terminates by reason of disability (as determined by the Committee), any unexercised Option granted to the Holder shall become immediately exercisable and may thereafter be exercised by the Holder (or, where appropriate, the Holder's transferee or legal representative), until the earlier of the date specified in the applicable Option Agreement or 90 days after such termination of Continuous Service.

9.10 If a Holder's Continuous Service terminates for any reason other than death or disability, all unexercised Options awarded to the Holder shall terminate on the date specified in the applicable Option agreement or, if none is so specified, 90 days after such termination of Continuous Service, except that if a Director's Continuous Service terminates for any reason other than death or disability, all unexercised Options awarded to the Holder shall terminate on the date specified in the applicable Option agreement or, if none is so specified, three years after such termination of Continuous Service.

9.11 The Committee or the Board may in their discretion extend the period during which an Option held by a Director, Employee or Consultant may be exercised to such period, not to exceed three years following the termination of a Director's, Employee's or Consultant's Continuous Service, as the Committee or the Board may determine to be appropriate in any particular instance. The Committee may, in its sole discretion, modify or accelerate the vesting and delivery of Options in certain circumstances including, among others, a Holder's death, disability or a Change in Control.

10. <u>Stock Appreciation Rights.</u>

SARs are rights to receive a payment in cash, Common Stock, Restricted Stock or Deferred Stock (as selected by the Committee) equal to the increase in the Fair Market Value of a specified number of shares of Common Stock from the date of grant of the SAR to the date of exercise. The grant of SARs shall be subject to the following terms and conditions:

10.1 SARs shall be evidenced by SAR agreements. Such agreements shall conform to the requirements of the Plan and may contain such other provisions, as the Committee shall deem advisable. A SAR may be granted in tandem with all or a portion of a related Option under the Plan ("Tandem SAR"), or may be granted separately ("Freestanding SAR"). A Tandem SAR may be granted either at the time of the grant of the Option or at any time thereafter during the term of the Option and shall be exercisable only to the extent that the related Option is exercisable. In no event shall any SAR be exercisable within the first six months of its grant.

10.2 The base price of a Tandem SAR shall be the option price under the related Option. The base price of a Freestanding SAR shall be not less than 85% of the Fair Market Value of the Common Stock, as determined by the Committee, on the date of grant of the Freestanding SAR.

10.3 A SAR shall entitle the Holder to receive a payment equal to the excess of the Fair Market Value of the shares of Common Stock covered by the SAR on the date of exercise over the base price of the SAR. Such payment may be in cash, in shares of Common Stock, in shares of Deferred Stock, in shares of Restricted Stock or any combination, as the Committee shall determine. Upon exercise of a Tandem SAR as to some or all of the shares of Common Stock covered by the grant, the related Option shall be canceled automatically to the extent of the number of shares of Common Stock covered by such exercise, and such shares shall no longer be available for purchase under the Option pursuant to Section 9. Conversely, if the related Option is exercised as to some or all of the shares of Common Stock covered by the Award, the related Tandem SAR, if any, shall be canceled automatically to the extent of the number of shares of Common Stock covered by the Option exercise.

10.4 SARs shall be subject to the same terms and conditions applicable to Options as stated in Sections 9.3, 9.5, 9.7, 9.8, 9.9, 9.10, and 9.11.

11. <u>Adjustments Upon Changes in Capitalization.</u>

In the event of a reorganization, recapitalization, stock split, spin-off, split-off, split-up, stock dividend, issuance of stock rights, combination of shares, merger, consolidation or any other change in the corporate structure of the Company affecting Common Stock, or any distribution to stockholders other than a regular cash dividend, the Board shall make appropriate adjustment in the number and kind of shares authorized by the Plan, the Individual Limit set forth in Section 5.2, and any adjustments to outstanding Awards as it determines appropriate. No fractional shares of Common Stock shall be issued pursuant to such an adjustment. The Committee may determine to pay the Fair Market Value of any fractional shares resulting from adjustments pursuant to this Section in cash to the Holder.

12. <u>Adjustments Upon a Change in Control.</u>

Except as otherwise provided in an applicable agreement, upon the occurrence of a Change in Control (other than a Hostile Change in Control), the Committee may elect to provide that all outstanding Options and SARs shall immediately vest and become exercisable, each Deferral Period and Restriction Period shall immediately lapse or all shares of Deferred Stock subject to outstanding Awards or all shares subject to outstanding Restricted Stock Units shall be issued and delivered to the Holder. In the event of a Hostile

Change in Control, each of the foregoing actions shall occur automatically upon the occurrence of such Hostile Change in Control. At any time before a Change in Control, the Committee may, without the consent of any Holder of an Option or SAR, (i) require the entity effecting the Change in Control or a parent or subsidiary of such entity to assume each outstanding Option and SAR or substitute an equivalent option or stock appreciation right therefor or (ii) terminate and cancel all outstanding Options and SARs upon the Change in Control. In connection with any such termination and cancellation of outstanding Options and SARs upon a Change in Control, the Committee may cause the payment to the Holder of each such Option or SAR, cash equal to the product of (x) the difference between the Fair Market Value of Common Stock on the date of the Change in Control and the exercise price (or base price) of such Option or SAR and (y) the number of vested (and, at the discretion of the Committee, unvested) shares of Common Stock subject to such Option or SAR. For the purposes of this Section, an Option or SAR shall be considered assumed if, following the closing of the Change in Control transaction, the Option or SAR confers the right to purchase (or determines appreciation), for each share of Common Stock subject to the Option or SAR immediately prior to the closing of such transaction, the consideration (whether stock, cash, or other securities or property) received in such transaction by holders of Common Stock for each share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Common Stock); provided, however, that if such consideration received in such Change in Control transaction was not solely common stock of the successor corporation or its parent, the Committee may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option or SAR, for each share of Common Stock subject to the Option or SAR, to be solely (or to be based solely on) common stock of the successor corporation or its parent equal in fair market value to the per share consideration received by holders of Common Stock in such transaction.

13. Effective Date, Termination and Amendment.

The Plan became effective upon approval of the Plan by the stockholders of the Company and shall remain in full force and effect until the earlier of July 27, 2014 or the date it is terminated by the Board. The Board shall have the power to amend, suspend or terminate the Plan at any time, provided that no such amendment shall be made without stockholder approval which shall:

13.1 Increase (except as provided in Section 11) the total number of shares available for issuance pursuant to the Plan;

13.2 Reduce the exercise or base prices of outstanding Options or SARs or cancel or amend outstanding Options or SARs for the purpose of repricing, replacing, or regranting such Options or SARs with an exercise price that is less than the exercise or base price of such Options or SARs immediately preceding such cancellation or amendment;

13.3 Increase the Individual Limit (except as provided Section 11);

13.4 Change the class of individuals eligible to receive an Award; or

13.5 Materially change the provisions of this Section 13.

Termination of the Plan pursuant to this Section 13 shall not affect Awards outstanding under the Plan at the time of termination.

14. Transferability.

Except as provided below, Awards may not be pledged, assigned or transferred for any reason during the Holder's lifetime, and any attempt to do so shall be void. The Committee may grant Awards (except Incentive Stock Options) that are transferable by the Holder during such Holder's lifetime, but such Awards shall be transferable only to the extent specifically provided in the agreement entered into with the Holder. The transferee of the Holder shall, in all cases, be subject to the provisions of the agreement between the Company and the Holder.

15. General Provisions.

15.1 Nothing contained in the Plan, or any Award granted pursuant to the Plan, shall confer upon any Holder any right with respect to Continuous Service, nor interfere in any way with the right of the Company, a Subsidiary or Affiliate to terminate the Continuous Service of any Holder at any time.

15.2 In connection with the transfer of shares of Common Stock as a result of the exercise or vesting of an Award or upon any other event that would subject the Holder to taxation, the Company shall have the right (a) (1) to require the Holder to pay an amount in cash or (2) to retain or sell without notice, or to demand surrender of, shares of Common Stock in value sufficient to cover the minimum amount of any tax, including any Federal, state or local income tax, required by any governmental entity to be withheld or otherwise deducted and paid with respect to such transfer ("Withholding Tax"), and (b) to make payment (or to reimburse itself for payment made) to the appropriate taxing authority of an amount in cash equal to the amount of such Withholding Tax, remitting any balance to the employee. For purposes of this Section 15.2, the value of shares of Common Stock so retained or surrendered shall be the Fair Market Value on the date that the amount of the Withholding Tax is to be determined (the "Tax Date"), and the value of shares of Common Stock so sold shall be the actual net sale price per share (after deduction of commissions) received by the Company. Notwithstanding the foregoing, the Holder shall be entitled to satisfy the obligation to pay any Withholding Tax, in whole or in part, by providing the Company with funds sufficient to enable the Company to pay such Withholding Tax or by requiring the Company to retain or to accept upon delivery thereof shares of Common Stock (other than unvested Restricted Stock) sufficient in value (determined in accordance with the preceding sentence) to cover the amount of such Withholding Tax. Each election by a Holder to have shares retained or to deliver shares for this purpose shall be subject to the following restrictions: (i) the election must be in writing and made on or prior to the Tax Date; and (ii) the election shall be subject to the disapproval of the Committee.

15.3 With respect to Holders subject to Section 16 of the 1934 Act, transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the 1934 Act. To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

15.4 To the extent that Federal laws (such as the 1934 Act, the Code or the Employee Retirement Income Security Act of 1974) do not otherwise control, the Plan and all determinations made and actions taken pursuant hereto shall be governed by the law of New York and construed accordingly.

15.5 Except as may be expressly provided with respect to any Award granted under the Plan, the Plan and the Awards are not intended to constitute a "nonqualified deferred compensation plan" within the meaning of Code Section 409A, but rather are intended to be exempt from the application of Code Section 409A. To the extent that the Plan and/or Awards are nevertheless deemed to be subject to Code Section 409A, the Plan and Awards shall be interpreted in accordance with Code Section 409A and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the grant of any Award. Notwithstanding any provision of the Plan or any Award to the contrary, in the event that the Committee determines that any Award may be or become subject to Code Section 409A, the Committee may adopt such amendments to the Plan and the affected Award (as described above) or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (a) exempt the Plan and any Award from the application of Code Section 409A and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Code Section 409A.

16. Plan History. The Plan was approved by the stockholders of the Company on July 27, 2004. On January 10, 2006, the Board approved an amendment and restatement of the Plan to (a) provide for the grant of Restricted Stock Units and (b) make other administrative changes to the Plan, which amendment and restatement is not subject to approval by the stockholders of the Company.

Exhibit B
Draft of May 23, 2007

__________ __, 20__

[Name of Recipient]
[Address]

Notice of Grant of Restricted Stock Units

Dear [Name]:

Congratulations! You have been granted a Restricted Stock Unit Award pursuant to the terms and conditions of the Verint Systems Inc. (the "Company") 2004 Stock Incentive Compensation Plan (as the same may be amended or supplemented from time to time, the "Plan") for [Number] restricted stock units (the "Award") as outlined below.

Granted To:	[Name] [Social Security Number]
Grant Date:	[Date]
Units Granted:	[Number]
Price Per Unit:	$0.00
Vesting Schedule:	The Restricted Stock Units granted hereby shall vest on each of the following dates (each, a "Vesting Date"): (a) **[33]**% on [First Anniversary of Grant]; (b) **[33]**% on [Second Anniversary of Grant]; and (c) **[34]**% on [Third Anniversary of Grant] Notwithstanding the foregoing, if either of the following events has not occurred on the applicable Vesting Date, the Restricted Stock Units will not vest until the later of such events to occur (the later event, the "Vesting Event"): (1) the date the Company becomes current with its reporting obligations under the Securities Exchange Act of 1934, as amended; and (2) the date on which the Company's shares of common stock are listed on one or more established

stock exchanges or national market systems, including without limitation The Nasdaq Global Market.

Restrictions on Re-Sale:	In no event shall you be allowed to re-sell the shares underlying this grant of Restricted Stock Units until the Company has an effective registration statement under the Securities Act of 1933, as amended, relating to the shares desired to be sold.
Termination Date:	Notwithstanding any other provision of this Notice or of the related Restricted Stock Unit Award Agreement, if the Restricted Stock Units have not vested by the tenth anniversary of the Date of Grant, the Restricted Stock Units shall be forfeited by Grantee as of such date.

Verint Systems Inc.

By: ______________________
Name: ____________________
Title: _____________________

By my signature below, I hereby acknowledge my receipt of this Award granted on the date shown above, which has been issued to me under the terms and conditions of the Plan. I further acknowledge receipt of a copy of the Plan, a Restricted Stock Unit Award Agreement, and the summary information sheet. I agree that the Award is subject to all of the terms and conditions of, the Plan, this Notice of Grant of Restricted Stock Units and the Restricted Stock Unit Award Agreement.

Signature: ___________________________ Date: ____________

VERINT SYSTEMS INC.

RESTRICTED STOCK UNIT AWARD AGREEMENT

This Restricted Stock Unit Award Agreement ("Agreement") governs the terms and conditions of the Restricted Stock Unit Award (the "Award") specified in the Notice of Grant of Restricted Stock Units (the "Notice of Grant") delivered herewith entitling the person to whom the Notice of Grant is addressed ("Grantee") to receive from Verint Systems Inc. (the "Company") the number of restricted stock units indicated in the Notice of Grant (the "Restricted Stock Units"). Capitalized terms used but not defined in this Agreement shall have the meanings set forth in the Verint Systems Inc. 2004 Stock Incentive Compensation Plan, as the same may be amended or restated (the "Plan").

1 RESTRICTED STOCK UNITS; VESTING

1.1 Grant of Restricted Stock Units.

(a) The Award of the Restricted Stock Units is made subject to the terms and conditions of the Plan and this Agreement. If and when the Restricted Stock Units vest in accordance with the terms of this Agreement and the Notice of Grant without forfeiture, and upon the satisfaction of all other applicable conditions as to the Restricted Stock Units, one share of Common Stock of the Company shall be issuable to Grantee for each Restricted Stock Unit that vests on such date (the "Shares"), which Shares, except as otherwise provided herein or in the Notice of Grant, will be free of any Company-imposed transfer restrictions. Any fractional Restricted Stock Unit remaining after the Award is fully vested shall be discarded and shall not be converted into a fractional Share.

(b) As soon as administratively practicable following the applicable Vesting Date or Vesting Event, as applicable (both as defined in Paragraph 1.3), and upon the satisfaction of all other applicable conditions, including, but not limited to, the payment by Grantee of all applicable withholding taxes, the Company shall issue the applicable Shares and, at its option, (i) deliver or cause to be delivered to Grantee a certificate or certificates for the applicable Shares or (ii) transfer or arrange to have transferred the Shares to a brokerage account of Grantee designated by the Company.

(c) Notwithstanding the foregoing:

(i) The issuance of Shares upon the vesting of a Restricted Stock Unit shall be delayed in the event the Company reasonably anticipates that the issuance of Shares would constitute a violation of federal securities laws or other applicable law. If the issuance of the Shares is delayed by the provisions of this Paragraph 1.1(c)(i), such issuance shall occur at the earliest date at which the Company reasonably anticipates issuing the Shares will not cause a violation of federal securities laws or other applicable law. For purposes of this Paragraph 1.1(c)(i), the issuance of Shares that would cause inclusion in gross income or the application of any penalty provision or other provision of the Code is not considered a violation of applicable law.

(ii) In no event shall Grantee be allowed to re-sell the Shares underlying this grant of Restricted Stock Units until the Company has an effective registration statement under the Securities Act of 1933, as amended, relating to the shares desired to be sold.

1.2 Restrictions.

(a) Grantee shall not have any right in, to or with respect to any of the Shares (including any voting rights or rights with respect to dividends paid on the Company's Common Stock) issuable under the Award until the Award is settled by the issuance of such Shares to Grantee.

(b) The Restricted Stock Units may not be transferred in any manner other than by will or by the laws of descent and distribution. Any attempt to dispose of Restricted Stock Units or any interest in the same in a manner contrary to the restrictions set forth in this Agreement shall be void and of no effect.

1.3 Vesting.

(a) Subject to the provisions contained in this Paragraph 1.3 and in Paragraphs 1.4, 1.5 and 1.6, the applicable percentage of Restricted Stock Units awarded hereunder (the "Vesting Percentage") shall be deemed vested and no longer subject to forfeiture under Paragraph 1.4 on the applicable vesting date ("Vesting Date") in accordance with the schedule set forth in the Notice of Grant. Notwithstanding the foregoing, if either of the following events has not occurred on the applicable Vesting Date, the Restricted Stock Units will not vest until the later of such events to occur (the later event, the "Vesting Event"): (1) the date the Company becomes current with its reporting obligations under the Securities Exchange Act of 1934, as amended; and (2) the date on which the Company's Shares are listed on one or more established stock exchanges or national market systems, including without limitation The Nasdaq Global Market. Vesting shall cease upon the date Grantee's Continuous Service terminates for any reason unless otherwise determined by the Committee in its sole discretion.

(b) During any authorized leave of absence, the vesting of the Restricted Stock Units pursuant to the time schedule set forth in the Notice of Grant shall be suspended (to the extent permitted under Section 409A of the Code) after the leave of absence exceeds a period of three (3) months. The time schedule set forth in the Notice of Grant shall be extended by the length of the suspension. Vesting of the Restricted Stock Units shall resume upon Grantee's termination of the leave of absence and return to service to the Company or a Subsidiary or Affiliate and will continue to be subject to the Vesting Events set forth in Paragraph 1.3(a) above. An authorized leave of absence shall include sick leave, military leave, or other bona fide leave of absence (such as temporary employment by the government). Notwithstanding the foregoing, the Committee shall have discretion to waive or shorten the period of suspended vesting to the extent necessary to comply with applicable tax, labor, or other law or based on the particular facts and circumstances of the leave in question.

1.4 Forfeiture.

(a) If Grantee's Continuous Service terminates for any reason, all unvested Restricted Stock Units shall be forfeited by Grantee as of the date of termination unless otherwise determined by the Committee in its sole discretion. In the event of any such forfeiture, all such forfeited Restricted Stock Units shall become the property of the Company. For the avoidance of doubt, Grantee acknowledges and agrees that he or she has no expectation that any Restricted Stock Units will vest on the termination of his or her Continuous Service for any reason and that he or she will not be entitled to make a claim for any loss occasioned by such forfeiture as part of any claim for breach of his or her employment or service contract or otherwise.

(b) Notwithstanding any other provision of the Notice of Grant or of this Agreement, if the Restricted Stock Units have not vested by the tenth anniversary of the Date of Grant, the Restricted Stock Units shall be forfeited by Grantee as of such date. In the event of any such forfeiture, all such forfeited Restricted Stock Units shall become the property of the Company.

1.5 Tax; Withholding.

(a) The Committee shall determine the amount of any withholding or other tax required by law to be withheld or paid by the Company with respect to any income recognized by Grantee with respect to the Restricted Stock Units or the conversion thereof to Shares.

(b) Neither the Company nor any Subsidiary, Affiliate or agent makes any representation or undertaking regarding the treatment of any tax withholding in connection with the grant or vesting of the Award or the subsequent sale of Shares subject to the Award. The Company and its Subsidiaries and Affiliates do not commit and are under no obligation to structure the Award to reduce or eliminate Grantee's tax liability.

(c) Grantee shall be required to meet any applicable tax withholding obligation, whether United States federal, state, local or non-U.S., including any employment tax obligation (the "Tax Withholding Obligation"), in accordance with the provisions of the Plan prior to any event in connection with the Award (e.g., vesting) that the Company determines may result in any Tax Withholding Obligation, and subject to the Plan, the Company reserves the right to determine the method or methods by which such Tax Withholding Obligations will be satisfied together with any associated timing or other details required to effectuate such method or methods. If, pursuant to the Plan, Grantee wishes to satisfy his or her minimum Tax Withholding Obligation, in whole or in part, (i) by providing the Company with funds sufficient to enable the Company to pay such tax or (ii) by requiring (subject to Committee disapproval as provided in the Plan) that the Company retain or accept, or by requesting that the Company arrange for the sale by Grantee of, shares of its stock sufficient in value (as determined under the Plan) to cover the amount of such tax, Grantee will provide written notice of the same, together with a wire transfer or certified check for such funds in the case of clause (i) above, to the Company or its designee in accordance with the timing and other terms of the Company's notice of election procedures to be separately provided to Grantee, prior to the applicable vesting date or other event in connection with the Award that the Company has advised Grantee may result in a Tax Withholding Obligation.

(d) Grantee is ultimately liable and responsible for all taxes owed by Grantee in connection with the Award, regardless of any action the Company or any of its Subsidiaries, Affiliates or agents takes with respect to any tax withholding obligations that arise in connection with the Award. Accordingly, Grantee agrees to pay to the Company or its relevant Subsidiary or Affiliate as soon as practicable, including through additional payroll withholding, any amount of tax withholding that is not satisfied by any such action of the Company or its Subsidiary or Affiliate.

1.6 Committee's Discretion. Notwithstanding any provision of this Agreement to the contrary, the Committee shall have discretion to waive any forfeiture of the Restricted Stock Units and any other terms or conditions set forth in this Agreement.

2 REPRESENTATIONS OF GRANTEE

Grantee hereby represents to the Company that Grantee has read and fully understands the provisions of this Agreement and the Plan, and Grantee acknowledges that Grantee is relying solely on his or her own advisors with respect to the tax consequences of this Award.

3 NOTICES

All notices or communications under this Agreement shall be in writing, addressed as follows:

To the Company:

Verint Systems Inc.
330 South Service Road
Melville, NY 11747-3201
(631) 962-9600 (phone)
(631) 962-9623 (fax)
Attn: General Counsel

To Grantee:

as set forth in the Notice of Grant
(or if the Notice of Grant is provided electronically without
a mailing address, then as set forth in the Company's payroll
records)

Any such notice or communication shall be (a) delivered by hand (with written confirmation of receipt) or sent by a nationally recognized overnight delivery service (receipt requested) or (b) sent certified or registered mail, return receipt requested, postage prepaid, addressed as above (or to such other address as such party may designate in writing from time to time), and the actual date of receipt shall determine the time at which notice was given. Grantee will promptly notify the Company in writing upon any change in Grantee's address.

4 ASSIGNMENT; BINDING AGREEMENT

This Agreement shall be binding upon and inure to the benefit of the heirs and representatives of Grantee and the assigns and successors of the Company, but neither this Agreement nor any rights hereunder shall be assignable or otherwise subject to hypothecation by Grantee.

5 ENTIRE AGREEMENT; AMENDMENT

This Agreement and the Notice of Grant represent the entire agreement of the parties with respect to the subject matter hereof, except that the provisions of the Plan are incorporated in this Agreement in their entirety. In the event of any conflict between the provisions of this Agreement or the Notice of Grant and the Plan, the provisions of the Plan shall control. This Agreement or the Notice of Grant may be amended by the Committee without the consent of Grantee except in the case of an amendment adverse to Grantee, in which case Grantee's consent shall be required.

6 GOVERNING LAW

This Agreement and its validity, interpretation, performance and enforcement shall be governed by the laws of the State of New York other than the conflict of laws provisions of such laws.

7 SEVERABILITY

Whenever possible, each provision in this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, then (a) such provision shall be deemed amended to accomplish the objectives of the provision as originally written to the fullest extent permitted by law and (b) all other provisions of this Agreement shall remain in full force and effect.

8 ONE-TIME GRANT; NO RIGHT TO CONTINUED SERVICE OR PARTICIPATION; EFFECT ON OTHER PLANS

Grantee's award of Restricted Stock Units is a voluntary, discretionary bonus being made on a one-time basis and it does not constitute a commitment to make any future awards. Neither this Agreement nor the Notice of Grant shall confer upon Grantee any right with respect to continued service with the Company, a Subsidiary or Affiliate, nor shall it interfere in any way with the right of the Company a Subsidiary or Affiliate to terminate Grantee's Continuous Service at any time. Payments received by Grantee pursuant to this Agreement and the Notice of Grant shall not be considered salary or other compensation for purposes of any severance pay or similar allowance and shall not be included in the determination of benefits under any pension, group insurance or other benefit plan of the Company or any Subsidiaries or Affiliate in which Grantee may be enrolled or for which Grantee may become eligible, except as otherwise required by law, as may be provided under the terms of such plans or as determined by the Board of Directors of the Company.

9 NO STRICT CONSTRUCTION

No rule of strict construction shall be implied against the Company, the Committee or any other person in the interpretation of any of the terms of the Plan, this Agreement, the Notice of Grant or any rule or procedure established by the Committee.

10 USE OF THE WORD "GRANTEE"

Wherever the word "Grantee" is used in any provision of this Agreement under circumstances where the provision should logically be construed to apply to the executors, the administrators, or the person or persons to whom the Restricted Stock Units may be transferred by will or the laws of descent and distribution, the word "Grantee" shall be deemed to include such person or persons.

11 FURTHER ASSURANCES

Grantee agrees, upon demand of the Company or the Committee, to do all acts and execute, deliver and perform all additional documents, instruments and agreements which may be reasonably required by the Company or the Committee, as the case may be, to implement the provisions and purposes of this Agreement and the Plan.

12 AMENDMENT TO MEET THE REQUIREMENTS OF SECTION 409A

Grantee acknowledges that the Company, in the exercise of its sole discretion and without the consent of Grantee, may amend or modify this Agreement in any manner and delay the payment of any amounts payable pursuant to this Agreement to the minimum extent necessary to meet the requirements of Section 409A of the Code as amplified by any Internal Revenue Service or U.S. Treasury Department regulations or guidance as the Company deems appropriate or advisable.

13 CONSENT TO TRANSFER PERSONAL DATA

By accepting this award of Restricted Stock Units, Grantee voluntarily acknowledges and consents to the collection, use, processing and transfer of personal data as described in this Paragraph. Grantee is not obliged to consent to such collection, use, processing and transfer of personal data. However, failure to provide the consent may affect Grantee's ability to participate in the Plan. The Company and its Subsidiaries hold certain personal information about Grantee, that may include Grantee's name, home address and telephone number, date of birth, social security number or other employee identification number, salary, nationality, job title, any shares of stock held in the Company, or details of any entitlement to shares of stock awarded, canceled, purchased, vested, or unvested, for the purpose of implementing, managing and administering the Plan ("Data"). The Company and/or its Subsidiaries will transfer Data amongst themselves as necessary for the purpose of implementation, administration and management of Grantee's participation in the Plan, and the Company and/or any of its Subsidiaries may each further transfer Data to any third parties assisting the Company in the implementation, administration and management of the Plan. These recipients may be located throughout the world, including the United States. Grantee authorizes them to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purpose of implementing, administering and managing Grantee's participation in the Plan, including any requisite transfer of such Data as may be required for the administration of the Plan and/or the subsequent holding of shares of stock on Grantee's behalf by a broker or other third party with whom Grantee or the Company may elect to deposit any shares of stock acquired pursuant to the Plan. Grantee may, at any time, review Data, require any necessary amendments to it or withdraw the consents herein in writing by contacting the Company; however, withdrawing consent may affect Grantee's ability to participate in the Plan.

END OF AGREEMENT

END